             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                             SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING              0-21241

                               FORM 10-QSB                    CUSIP NUMBER
                                                                 045246
                 For Period Ended: September 30, 1999


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                            ILMI CORPORATION
                    --------------------------------------
                          Full Name of Registrant

                              Not Applicable
                         -------------------------
                         Former Name if Applicable


                          1725 Highway 35, Suite D
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         Address of Principal Executive Office (Street and Number)


                           Wall, New Jersey  07719
                         ---------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company completed its acquisition of International Licensing & Merchandising, Inc. on September 1, 1999, and due to delays in obtaining all of the financial information relating to the transaction, the Company has been unable to timely file its Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
              ---------------         -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes  [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company completed its reverse acquisition of International Licensing & Merchandising, Inc. on September 1, 1999. The Company expects no revenues for the three and nine month periods ended September 30, 1999, and total expenses of approximately $755,000 for the nine months ended September 30, 1999.

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                            ILMI CORPORATION
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ILMI CORPORATION


                                     By:/s/ William Callari
                                        William Callari, President

Date: November 16, 1999

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]